Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 5, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549



                 Re: Guggenheim Defined Portfolios, Series 1364
                Enhanced Quality 16 Strategy Portfolio, Series 1
                       File Nos. 333-206558 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with out office regarding amendment no. 2 the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1364, filed on August 26, 2015 with the Securities and Exchange Commission (the "Commission") and a correspondence filed on October 2, 2015 with the Commission. The registration statement proposes to offer the Enhanced Quality 16 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. In the revised "Principal Investment Strategy" section, please define the term "quality" that is used in the 80% test.

     Response: Please see the response to comment 2.

     2. In the revised "Principal Investment Strategy" section, the second sentence states that the Trust will invest in securities included in the Russell 1000 Index. Please include disclosure in this section stating that the Trust may invest in U.S.-listed foreign companies and that the Trust may invest in mid- and large-capitalization companies.

     Response: In response to this comment and comment 1, the following will replace the language in the "Principal Investment Strategy" section:

          Under normal circumstances, the trust invests at least 80% of the value of its assets in common stocks of enhanced quality companies, which are companies that exhibit an attractive blend of quality, valuation and price appreciation characteristics. When assessing quality, the trust evaluates relative profitability, leverage/liquidity and efficiency metrics. Utilizing a unique rule based strategy, the trust invests in 16 top ranked securities in the Russell 1000 Index selected by the sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC. The trust may invest in U.S.-listed companies, which include U.S.-listed foreign securities, and may invest in mid- and large-capitalization companies.

Investment Summary -- Security Selection

     3. The first bullet under part 3 of this section is confusing. Please clarify how the Trust will select additional securities if 16 securities with Piotroski F-Scores of 8 or 9 are not available.

     Response: The first bullet under part 3 will be replaced with the following: "If excluding securities with a Piotroski F-Score of less than 8 results in less than 16 securities being available, then include securities with the next highest Piotroski F-Score until 16 securities are available. Rank these securities with the next highest Piotroski F-Score against each other by highest Free Cash Flow Yield until 16 top ranked securities are selected."

Investment Summary -- Security Selection -- Strategy Definitions

     4. In the definition for the Russell 1000 Index, please clarify that the phrase "which includes large- and mid-capitalization companies" refers to the Russell 1000 Index. In addition, please include the capitalization range for the securities in the Russell 1000 Index as of a recent date. Finally, change "may include U.S.-listed foreign securities" to "includes U.S.-listed foreign securities."

     Response: The definition will be replaced with the following: "Russell 1000
Index: This index measures the performance of the 1,000 largest capitalization companies in the Russell 3000 Index. The index includes large- and mid-capitalization companies and as of its reconstitution on May 29, 2015, included securities with market capitalization ranges from approximately $2.4 billion to $750.5 billion. The index consists of companies with an United States home country designation by the Russell Global Index Methodology, which includes U.S.-listed foreign securities."

     5. Please revise the last paragraph of this section so that it is clear that the Piotroski F-Score relates to each company and not the Trust.

     Response: The disclosure will be replaced with the following: "The Piotroski F-Score of a company is equal to the number of above criteria met as of the Security Selection Date."

Investment Summary -- Principal Risks

     6. Please add a risk disclosing the risks associated with mid-capitalization companies.

     Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to such securities if they are selected for the portfolio of this Trust.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren